


9/2/03

03051772

UF 8-29-03

UNITED STATES
.ND EXCHANGE COMMISSION
.shington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradford Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Jericho Tpke - Suite 200
(No. and Street)

Jericho, New York 11753
(City) (State) (Zip Code)



PROCESSING
AUG 27 2003
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Weiss 516 681-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernard Katz & Co., P.C.
(Name – *if individual, state last, first, middle name*)

One Mayfair Road Eastchester, New York 10709
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SO

8/9/3

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bradford Securities, Ltd., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROL STEVENS
Notary Public, State of New York
No. 4883087
Qualified in Nassau County
Commission Expires 1/20/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD SECURITIES, LTD.

FINANCIAL STATEMENTS

JUNE 30, 2003

Bernard Katz & Co., CPA, PC

BERNARD KATZ & Co., P.C.
Certified Public Accountants

One Mayfair Road/One Michael Frey Dr.
Eastchester, N.Y. 10709
Tel: (914) 779-7555
Fax: (914) 779-0024
e-mail: cpa@bkatzcopc.com

Bradford Securities, Ltd.
Jericho, New York

We have audited the accompanying Statement of Financial Condition of Bradford Securities, Ltd. as of June 30, 2003 and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

As of June 30, 2003 the Company has ceased operations and has reserved all cash funds for the payment of outstanding liabilities. On June 30, 2003 the Company filed Form BDW with the National Association of Securities Dealers ("NASD") for withdrawal from registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. A notice to withdraw from registration filed by a broker or dealer becomes effective not later than sixty (60) days afer the filing thereof with the NASD.

In our opinion, the accompanying financial statements referred to above present fairly the financial position of Bradford Securities, Ltd. as of June 30, 2003 and the results of its operations, cash flows and stockholder's equity for the year then ended, in conformity with generally accepted accounting principles.



Eastchester, New York
July 16, 2003
WP:h\Client\Bradford\603fs

BRADFORD SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

CURRENT ASSETS		
Cash		$ 9,228
TOTAL CURRENT ASSETS		9,228
OTHER ASSETS		
Computer equipment, net of depreciation		-0-
		$ 9,228

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses		$ 9,228
TOTAL CURRENT LIABILITIES		9,228
STOCKHOLDER'S EQUITY		
Capital stock - authorized 1,000 shares no par value; issued and outstanding 100 shares	$ 30,000	
Paid in surplus	1,000	
Retained earnings	(31,000)	
TOTAL STOCKHOLDER'S EQUITY		0
		$ 9,228

The accompanying notes are an integral part of these financial statements

BRADFORD SECURITIES, LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2003

REVENUES		
Interest income		$ 114
		114
EXPENSES		
Office expenses	$ 7,468	
Officer's fee	6,650	
Regulatory fees and expense	2,174	
Professional fees	1,100	
State franchise taxes	330	
		17,722
NET LOSS		$ (17,608)

The accompanying notes are an integral part of these financial statements

BRADFORD SECURITIES, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2003

OPERATING ACTIVITIES		
Net loss	$ (17,608)	
Adjustments to reconcile net income to cash provided by operating activities		
Change in assets and liabilities		
Accrued expenses	8,028	
Cash (used in) operations		$ (9,580)
Cash balance, beginning of year		18,808
Cash balance, end of year		$ 9,228

The accompanying notes are an integral part of these financial statements

BRADFORD SECURITIES, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

	TOTAL EQUITY	CAPITAL STOCK	RETAINED EARNINGS	PAID IN SURPLUS
Balances, July 1, 2002	$ 17,607	$ 30,000	$ (13,393)	$ 1,000
Decreases				
Net loss	(17,607)		(17,607)	
BALANCES, JUNE 30, 2003	$ 0	$ 30,000	$ (31,000)	$ 1,000

The accompanying notes are an integral part of these financial statements

BRADFORD SECURITIES, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003

Note 1 - Organization and description of business

The Company, incorporated in Delaware on March 24, 1983, is a broker-dealer conducting a limited securities business. It is registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers.

Note 2 - Statement re: Reconciliation of Audited Computation of Net Capital

No material differences existed between the audited computation of net capital of 15c3-1 Reserve requirements and the Company's corresponding unaudited Part IIA computations.

Note 3 - Statement re: material inadequacies

No material inadequacies were found to exist in the Company's internal controls and operating procedures.

Note 4 - Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Note 5 - Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2003, the Company's net capital ratio was zero. Had the Company continued as a going concern, it would not have met the net capital requirements of Rule 15c3-1.

Note 6 - Withdrawal from Registration as Broker Dealer

On June 30, 2003 the Company filed Form BDW with the National Association of Securities Dealers ("NASD") for withdrawal from registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. A notice to withdraw from registration filed by a broker or dealer becomes effective not later than sixty (60) days afer the filing thereof with the NASD.

As of June 30, 2003 the Company has ceased operations and has reserved all cash funds for the payment of outstanding liabilities.